Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiary	Country / State of Incorporation

Xenetic Biosciences (UK), Ltd.	United Kingdom registered company

Lipoxen Technologies, Ltd.	United Kingdom registered company

Xenetic Bioscience, Inc.	Delaware

SymbioTec, GmbH	German Registered Company